GREENLIGHT CAPITAL SENDS LETTER TO GENERAL MOTORS’ SHAREHOLDERS

Highlights GM’s Significant Valuation Problem, Poor Stock Performance and

the Board’s Failure to Address These Persistent Issues

Greenlight’s Plan to Split GM Common Stock into Two Classes Could Unlock
$14 to $40 Billion of Shareholder Value

Urges Shareholders to Vote the GREEN Proxy Card

FOR Greenlight’s Three Highly Qualified Director Nominees and

FOR Greenlight’s Proposal

NEW YORK – May 4, 2017 – Greenlight Capital, Inc. (“Greenlight”), which owns 3.6% of the common stock of General Motors Company (NYSE: “GM”) (the “Company”) making it the fifth largest public shareholder, today announced that it is mailing a letter to GM shareholders urging them to vote the GREEN proxy card in favor of its three highly qualified Director nominees, Leo Hindery, Jr., Vinit Sethi, and William N. Thorndike, Jr., and in support of Greenlight’s plan to split GM’s common stock into two classes of common equity, potentially unlocking billions of dollars in shareholder value, at General Motors’ Annual Meeting of Shareholders, scheduled to take place on June 6, 2017.

Greenlight has launched a website, www.UnlockGMValue.com, where shareholders can access all the materials related to its proxy solicitation.

The full text of the letter is below and available at www.UnlockGMValue.com.

May 3, 2017

To Our Fellow General Motors Company Shareholders:

I write on behalf of Greenlight Capital, Inc. and its affiliates (“Greenlight”), which are the owners of 3.6% of the common stock of General Motors Company (“GM” or the “Company”). We are long-term holders of GM common stock and GM’s fifth largest public shareholder.

I am asking you to return the enclosed GREEN proxy card to vote for three exceptional candidates who we are nominating for election to GM’s Board of Directors (the “Board”) at this year’s annual meeting of GM shareholders and to support our plan to split GM’s common stock into two classes of common equity (the “Two Classes of Common Stock Plan” or the “Plan”).

OUR PLAN TO HELP ALL SHAREHOLDERS

Our Plan is simple. GM should split its common stock into two classes of common equity. The two classes, which would trade separately, would have the following characteristics:

•	The Dividend Shares: GM would continue to pay quarterly dividends at the current annual rate of $1.52 per share, but the dividends would now be paid on the “Dividend Shares.” The Dividend Shares would be distributed to GM’s existing shareholders at no cost. The Dividend Shares would appeal to yield-focused investors.

•	The Capital Appreciation Shares: GM would grant its existing common stock the majority of the voting rights and participation in the rest of the Company’s earnings, cash flows, share buybacks and future growth. The Capital Appreciation Shares would appeal to and be valued appropriately by investors focused on GM’s growth prospects.

Every GM owner would initially own both securities. After the distribution you will have the exact same position that you have now. The only difference is that you will own two securities instead of one.

We believe that splitting GM’s stock would lead to a 27% to 79% appreciation in the share price.

GM HAS A PROBLEM

Since its late 2010 IPO, the Company has generated a meager 15% total return for shareholders or barely 2% per year. Over that same period, BMW, Daimler and Toyota have approximately doubled shareholders’ investment – nearly in line with the 132% S&P 500 total return – and Fiat Chrysler has grown shareholders’ investment 115% since its late 2014 IPO. Meanwhile, GM has one of the lowest price-to-earnings ratio of any global automobile manufacturer and the lowest of any company in the S&P 500, regardless of industry.

The problem is not the business, but an inefficient capital structure. GM needs access to low cost capital to fund its operations and growth, and our Two Classes of Common Stock Plan will deliver just that.

For example, in 2016 the Company bought Cruise Automation to obtain important technology for self-driving cars. Half of the purchase price was paid in stock. A better valued stock would give GM needed flexibility and a stronger currency to make other important strategic investments, which are vital to the Company’s future.

While a higher stock price will not cause GM to sell more cars today, it may be essential to GM’s ability to compete in the future. That GM does not understand this fundamental element of corporate finance is deeply distressing.

A better valued stock will also reward all shareholders for being patient GM investors.

Unfortunately, GM’s management and Board are not interested in taking the steps we believe are necessary to address the discounted stock price and unlock significant value for all GM shareholders. GM’s position is that nothing can be done about the undervalued share price for several more years, because investors need to witness the Company’s performance in the next down-cycle before they can adopt a more favorable attitude toward the stock.

Even long-term shareholders shouldn’t have to be this patient.

We believe we have a solution to this problem and that our Plan will unlock the latent value immediately. Our Plan to split GM’s common stock into two classes of common equity will reverse the current valuation gap. As described below, by implementing our Plan, we think the total value for each GM share will be between $42 and $60, compared to today’s stock price of $33.

Unfortunately, GM has thus far rejected our Plan. Rather than giving our Plan a fair hearing, GM subverted our idea by modifying the Plan before giving it to the credit rating agencies to review. This has led the credit rating agencies to express undue concern about the impact of the Plan on creditors. In essence, GM’s management and Board are hiding behind a flawed credit rating agency process to avoid addressing the Company’s problem.

Therefore, we have nominated a minority slate of three new directors – Leo Hindery, Jr., Vinit Sethi and William N. Thorndike, Jr. – who understand the capital markets, are not afraid to address the inefficient capital structure and will seek to enhance shareholder value.

We urge you to vote for these three new directors and in support of our Plan to unlock significant shareholder value.

GM’s BOARD NEEDS TO BE ENHANCED TO ENSURE IT HAS CRITICAL CAPITAL MARKETS EXPERTISE AND A WILLINGNESS TO MAXIMIZE SHAREHOLDER VALUE

We have engaged with GM management and the Board over the last seven months regarding the Plan. GM’s management has refused to work collaboratively with us. We have been disappointed by what we believe is management’s inaccurate and shallow analysis of the Plan, as well as their use of the informal credit rating agency process to subvert our Plan.

Even worse, the Board has failed to recognize these deficiencies and is seemingly unable to independently analyze the Plan. Therefore, we believe the Board must be enhanced to include additional capital markets experts and business leaders with proven track records of capital structure management and shareholder value creation.

The current Board believes that shareholders should reject the Plan (which could increase shareholder value by tens of billions of dollars) because it might complicate the directors’ jobs. The directors complain that the Board would need to serve as fiduciaries for both the owners of the Dividend Shares and of the Capital Appreciation Shares. This argument says more about the directors than about the Plan. It is a standard function of Boards to balance the competing interests of different stakeholders. GM shareholders deserve better directors.

Notably, GM’s 10 non-employee directors collectively own only 0.02% of the Company’s shares. Perhaps this explains why this Board has presided over a six-year long failure to create shareholder value.

Our director nominees – Leo Hindery, Jr., Vinit Sethi and William N. Thorndike, Jr. – will seek to enhance shareholder value, even if it means their responsibilities to shareholders could be more complicated.

Not only are our director nominees supportive of the Plan, they are outstanding, accomplished professionals who will serve all shareholders on every issue that comes before the Board:

•	Leo Hindery, Jr. is the former CEO of TCI, Liberty Media, and AT&T Broadband (companies that have been multi-billion dollar value-creating engines) and is a corporate leader willing to break new ground to create value for shareholders;

•	Vinit Sethi is a Partner and the Director of Research at Greenlight, and he has fiduciary responsibilities to Greenlight’s investors that collectively own nearly $2 billion of GM stock; and
•	William N. Thorndike, Jr. is the Founder of Housatonic Partners, a private equity firm, and Chairman of CONSOL Energy, in addition to being the author of a critically acclaimed book about CEOs who generated superior returns for shareholders, entitled “The Outsiders: Eight Unconventional CEOs and Their Radically Rational Blueprint for Success.”

We encourage you to read our director nominees’ complete biographies in the enclosed proxy statement and to consider whether it is time for fresh perspectives and a new formula at GM to lift the stock out of the lowest valuation metrics among all global automobile manufacturers and S&P 500 companies. Surely, continuing with the same team and the same approach – with a clear unwillingness to address GM’s problem or be burdened with additional fiduciary responsibility – should not be tolerated by shareholders who have long suffered by owning GM stock.

SPLITTING GM’s COMMON STOCK INTO TWO SHARE CLASSES WOULD

UNLOCK BILLIONS OF DOLLARS IN SHAREHOLDER VALUE

We believe implementing the Plan will allow the market to respect (and correspondingly capitalize) the existing dividend stream.

We also believe that the Plan would attract significant new investment into the stock. The Dividend Shares would attract new yield-oriented investors and the Capital Appreciation Shares would attract both new growth and value investors excited by the future prospects of GM.

GM’s dividend is equal to only about 25% of its earnings and GM has cash equal to nine years of dividends sitting on its balance sheet. The dividend is stable and GM’s stated financial policy is to continue paying the dividend even in a downturn. Our substantial work on likely pricing and comparable securities, undertaken with a leading financial advisor, suggests that the Dividend Shares alone would trade for between $17 and $22, representing a yield of between 7% and 9%, which is very attractive in today’s low interest rate environment.

This year GM expects to spend $5 billion on buybacks. Under the Company’s existing capital structure, this would amount to approximately 10% of the Company’s equity value. GM says that it does not believe our Plan will unlock value. For a moment, let’s pretend GM is correct: assuming the Dividend Shares trade at $19, then the Capital Appreciation Shares would only be worth about $14 each or $22 billion in the aggregate, which means that the same $5 billion in buybacks would repurchase about 23% of those shares in a single year.

At that rate, it would only take a few years for GM to repurchase its entire public float of the Capital Appreciation Shares. Since that isn’t possible, the alternative must be a much higher share price. Our Plan would enable GM’s existing share repurchase plan to have a much greater impact, which would show up in a faster share count reduction and, therefore, faster EPS growth. This faster growth should lead to a higher price-to-earnings ratio.

But even if the Capital Appreciation Shares only trade at the current price-to-earnings ratio, they would be worth about $25 per share. With modest multiple expansion, the Capital Appreciation Shares could trade to $38 per share.

Adding the pieces of our Plan together, we think the total value delivered to GM shareholders will be between $42 and $60 per existing share, compared to today’s stock price of $33: a 27% to 79% appreciation in the share price.

As this analysis illustrates, splitting today’s common stock in this way will unlock significant value for all shareholders.

THE TWO CLASSES OF COMMON STOCK PLAN CREATES ENORMOUS BENEFITS

In addition to the opportunity to create between $14 billion and $40 billion of incremental shareholder value for GM’s shareholders, our Plan should:

Lower GM’s cost of capital and enhance its strategic flexibility, permitting the Company to make additional long-range investments at an improved expected net return. We believe this should lead to a brighter, more profitable future for GM and its shareholders.

Offer attractive current income. Investors own thousands of securities primarily for their yield, including real estate investment trusts, master limited partnerships, preferred stocks and long-maturity corporate debt. We suspect many GM shareholders would be pleased to buy more Dividend Shares and earn a 7% or 9% yield from an issuer they know well.

Retain and enhance GM’s financial flexibility. Whatever the Board would do today with the Company’s capital – paying or ceasing to pay dividends, buying back stock, investing in R&D, making acquisitions and so forth – it can do after splitting the stock into two classes. Our Plan is specifically designed to leave intact GM’s business strategy, capital allocation priorities and financial policy.

GM’s DEALINGS WITH THE CREDIT RATING AGENCIES ARE CAUSE FOR CONCERN

The Board’s speculation about a credit rating downgrade is just that – speculation. Each of the major credit rating agencies has a formalized process for evaluating potential changes to an issuer’s capital structure or financial policies that are suggested by a shareholder; each requires that the rated company provide permission for the credit rating agency to engage in such a dialogue with a shareholder. GM has repeatedly refused to allow us – even at our own expense – to discuss our Plan and receive a formal opinion from the credit rating agencies.

Even worse, GM’s management has refused to work with us to modify or enhance the Plan in ways management believes would make it more attractive to the credit rating agencies. Instead, the Company presented the credit rating agencies with an altered version of our proposed term sheet for the Plan and held conversations with the credit rating agencies without our involvement.

The altering of our term sheet in a manner calculated to cause the rating agencies to view the Plan negatively is disgraceful.

Shareholders should be equally outraged that GM has called into question its credit rating in order to undermine a Plan to unlock significant value for shareholders.

We believe that if the credit rating agencies were to formally evaluate an accurate version of the Plan and understand it for what it is – merely splitting the existing stock into two classes of common equity, with no change in the commitment to the dividend or buybacks (and certainly no material “departure from current financial policy”) – they would conclude, as they have done in many other situations involving companies that have issued a new class of common stock, that there is no negative credit impact.

As a very large shareholder of the Company, we do not want to put GM in harm’s way. We are asking you to send the Board a clear message to focus on shareholder value. The purpose of our Plan is to lower – not to raise – the cost of capital. If GM advocated for our Plan to the credit rating agencies, presented the Plan as credit neutral or positive, and still learned that it would cause a credit downgrade (which we do not believe would actually happen), we would suggest GM work iteratively with us and the credit rating agencies to modify the Plan so as to preserve the investment grade rating while unlocking as much value as possible.

You have nothing to lose and much to gain from voting for our Plan and our Director Nominees!

RETURN THE GREEN PROXY CARD TODAY OR VOTE BY INTERNET OR PHONE FOR LEO HINDERY, JR., VINIT SETHI AND WILLIAM N. THORNDIKE, JR.

We encourage you to read our proxy statement and vote “FOR” Proposal 7 and “FOR ALL” on Proposal 1 on the enclosed GREEN proxy card to advise the Board that you believe the Two Classes of Common Stock Plan should be seriously considered and implemented and to cast your vote in favor of our highly qualified nominees.

You can learn more about our Two Classes of Common Stock Plan by going to www.UnlockGMValue.com.

If you have any questions about how to vote, please contact our proxy solicitor, D.F. King at 1- (800) 252-8173 or email to gm@dfking.com.

Sincerely,

David Einhorn

If you have already submitted a white proxy card to GM, it is not too late to change your vote. To revoke your prior proxy, simply submit a GREEN proxy card or vote by phone or internet. Follow the instructions on the voting instruction card.

About Greenlight Capital

Greenlight Capital, Inc. (“Greenlight”), founded in 1996, is a value-oriented investment advisor that primarily invests and trades in long and short publicly listed equity securities, as well as distressed debt when cyclically attractive. Greenlight seeks to achieve capital appreciation by buying securities with trading values materially lower than their intrinsic values and by selling short securities with trading values materially higher than their intrinsic values. Greenlight aims to achieve high absolute rates of return while minimizing the risk of capital loss.

Contacts

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

(212) 257-4170

About the Proxy Solicitation

Greenlight Capital, Inc., Greenlight Capital, L.P., DME Advisors, LP, DME Capital Management, LP, DME Advisors GP, LLC, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Masters Partners, Greenlight Masters, LLC, David Einhorn, Leo Hindery, Jr., Vinit Sethi, and William N. Thorndike, Jr. (collectively, the “Participants”) have filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the shareholders of General Motors Company (the “Company”). All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s shareholders and is, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ and at http://www.UnlockGMValue.com/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by the Participants with the SEC on April 28, 2017. This document is available free of charge from the sources indicated above.

Warning Regarding Forward Looking Statements

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS “OUTLOOK”, “BELIEVE”, “INTEND”, “EXPECT”, “POTENTIAL”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “ANTICIPATE”, AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED UPON PRESENT BELIEFS OR EXPECTATIONS. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES. EXCEPT AS REQUIRED BY LAW, GREENLIGHT CAPITAL, INC. AND ITS AFFILIATES AND RELATED PERSONS UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.